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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10028841

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba — (212) 816-1117
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

303 Peachtree Street NE	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD
3/6/2010

AFFIRMATION

I, Steven Jeffrey Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Automated Trading Desk Financial Services, LLC (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________ 2/19, 2010 Date

President
Title

Notary Public

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC
(S.E.C. I.D. No. 8-52261)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL INDEPENDENT REGISTERED ACCOUNTING PUBLIC FIRM REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

To the Member of Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Automated Trading Desk Financial Services, LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2010

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 4,215,704
Due from clearing broker	87,105,061
Financial instruments owned, held at clearing broker - at market value	58,097,425
Accounts receivable	4,214,808
Other assets	31,418
TOTAL ASSETS	$ 153,664,416
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Financial instruments sold, not yet purchased - at market value	$ 55,618,334
Due to Parent and affiliates, net	10,004,446
Accounts payable and accrued expenses	3,633,702
Total liabilities	69,256,482
Commitments and contingencies (See Note 8)	
MEMBER'S EQUITY	84,407,934
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 153,664,416

The accompanying notes are an integral part to this statement of financial condition.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Financial Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Exchange ("NASDAQ"), NYSE/Arca ("NYSE"), the NYSE AMEX Options Exchange ("AMEX"), the Boston Stock Exchange ("BSE"), the Chicago Stock Exchange ("CHX"), the CBOE Exchange ("CBSX"), the National Stock Exchange ("NSX"), the Nasdaq BX Exchange ("BX"), the BATS Exchange ("BATS"), the NASDAQ Options Market ("NOM"), and the Philadelphia Stock Exchange ("PHLX").

The Company was organized on September 1, 1999, and is a wholly-owned subsidiary of Automated Trading Desk, LLC (the "Parent", or the "Member") which is an indirect wholly-owned subsidiary of Citigroup Global Markets Holding, Inc. ("CGMHI") which is a wholly-owned subsidiary of Citigroup, Inc. ("Citigroup").

Nature of Operations—The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments— Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at market value. The Company uses quoted market prices to determine the fair value of trading positions, and all such items were classified as Level 1 throughout 2009. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Trading Rebates and Access Fees—The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks ("ECN"), NASDAQ and other broker-dealers. In the statement of financial condition, trading rebates are netted against the access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate.

Regulatory Transaction Fees—The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. At December 31, 2009, the amount of this receivable was $475,417 and is included in accounts receivable on the statement of financial condition. The Company writes off any receivables aged over 120 days as uncollectible.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting literature defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets.

- Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments at fair value:

	Level 1	Level 2	Level 3
Financial instruments owned, held at clearing broker	$ 58,097,425	-	-
Financial instruments sold, not yet purchased	$ 55,618,334	-	-

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature. The Company's intercompany note discussed in note 4 bears interest at a rate that is determined by its affiliate and is adjusted based on short-term market rates, thus, the fair value of this note approximates the carrying value.

2. INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in CGMHI's U.S. federal income tax return. Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, certain state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. The results of the Company's operations are also subject to state and local taxation in various jurisdictions in which the Company files separate income tax returns. As the Company does not have any significant taxable or deductible temporary differences attributed to its business, no deferred tax expenses or benefits have been recognized. At December 31, 2009, the Company has an outstanding receivable from the Parent of $196,941 related to income taxes.

As of December 31, 2009, the Company has no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns.

4. RELATED PARTY TRANSACTIONS

Management and Software Licensing Fees—The Parent and CGMHI provide the Company with administrative, technology and support staff and fund other overhead, occupancy and operating costs, which include compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. As of December 31, 2009, $2,608,781 of these fees is included in Due to Parent and affiliates in the statement of financial condition.

Execution Costs—The Company receives trading rebates from and pays access fees to affiliates in the normal course of routing order flow. As of December 31, 2009, $497,588 of these rebates is included in Due to Parent and affiliates in the statement of financial condition.

Intercompany Note— In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from Citigroup Financial Products, Inc. ("CFPI"), an affiliate. Over the course of the year, the Company borrowed a total of $121,250,000 in principal under the note. The Company repaid $111,250,000 during the year, leaving a balance of $10,000,000 which is included in Due to Parent and affiliates in the statement of financial condition.

Shared Services— In the course of operations, the Company pays for and receives reimbursement of certain expenses on behalf of affiliates. Likewise, certain expenses of the Company are paid for and reimbursed to affiliates. As of December 31, 2009, the amount owed to the Company and included in Due to Parent and affiliates in the statement of financial condition is $1,909,806.

5. DUE FROM CLEARING BROKER

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. The amount due from clearing broker relates primarily to principal trading activity.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital of $60,069,716, which was $59,819,716 in excess of its required net capital of $250,000.

The Company has signed a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at market values of the related securities as of December 31, 2009 and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

8. COMMITMENTS AND CONTINGENCIES

Contingencies - In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

The Company is a defendant in a claim seeking damages and has agreed to settle the claim in the amount of $500,000 through the FINRA dispute resolution process. This amount is included in accounts payable and accrued expenses in the statement of financial condition.

Risks and Uncertainties - The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

******

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

To the Member of Automated Trading Desk Financial Services, LLC:

In planning and performing our audit of the financial statements of Automated Trading Desk Financial Services, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

KPMG

KPMG LLP
Suite 900
55 Beattie Place
Greenville, SC 29601-2106

Report of Independent Registered Public Accounting Firm

To the Member of Automated Trading Desk Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Automated Trading Desk Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (bank statements) noting no differences;

2 Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 (FOCUS worksheet and general ledger detail), as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3 Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (FOCUS worksheet and general ledger details) noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (FOCUS worksheet and general ledger details) supporting the adjustments noting no differences; and

5 Compared the amount of previous payments applied to the current SIPC-7T assessment with the Form SIPC-6 and Form SIPC-4 on which they were originally computed and bank statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010